News Release

Rosetta Genomics Announces Exclusive License with Avatao Biotech for Distribution of miRview Tests in China

Avatao is Supported by Kunshan microRNA Institute

PHILADELPHIA and REHOVOT, Israel (October 11, 2011) – Rosetta Genomics (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostic tests, today announced that it has executed a license agreement with Avatao Biotech, a leading biotechnology company developing and distributing cutting-edge diagnostic products in China, for the exclusive rights to market miRview® mets and miRview® mets² , Rosetta’s microRNA-based diagnostic tests, in The People’s Republic of China.  Avatao will also have the exclusive rights to market one additional Rosetta Genomics’ product in China which will be selected by Avatao within a year. Avatao is supported by Kunshan microRNA Institute, a leading research institute focused on microRNA technologies.

Under the agreement, Avatao obtains exclusive rights to market and sell the specified miRview tests in The People’s Republic of China, including its special administrative regions Hong Kong, Taiwan and Macau.  Under the terms of the agreement, Rosetta will receive upfront payments, payments upon achievement of certain regulatory and commercial milestones and royalties based on net sales.  The total potential payments under the agreement exceed $8 million, in addition to royalties from the sales of these products.

Avatao Biotech is in the process of building a laboratory in Kunshan microRNA Institute & Biomed Park, a world class science park and China’s largest RNAi Park. Kunshan microRNA Institute currently is operating in offices and labs space of 4500 square meters, with an additional 30,000 square meters under construction to host the largest siRNA facility in China to cover the biology, chemistry, formulation as well as animal models and toxicity studies. As part of the Kunshan microRNA Institute, Avatao will occupy about 1500 square meters of facility for the first phase of the collaboration project.  This facility will serve as the central laboratory for analyzing and processing cancer tissue samples for CUP (cancer of unknown primary) patients from major cancer centers across China.

Commenting on the agreement, Dr. Zicai Liang, Professor, Beijing University, Head of the Kunshan microRNA Institute and leader of the microRNA research team, noted, “We could not be more excited about establishing this world leading microRNA diagnostics technology in China which provides key diagnoses for treating metastatic cancer patients.  This partnership reflects our commitment to bringing the most advanced cancer diagnostic technologies into the China market. The miRview® mets and miRview® mets² products should be able to fill a tremendous unmet medical need in the management of patients with cancer of unknown primary.”

Mr. Biao Xun, President of the Kunshan Biomed Park and Tsinghua Science Park, commented, “Partnering with Rosetta Genomics, the world leader in developing microRNA-based diagnostic products, marks our first successful entry into the commercialization of microRNA technology.  As the host and investor for Avatao and Kunshan microRNA Institute, we look forward to providing full support for the Avatao and Rosetta collaboration. “

"We are delighted to be collaborating with Avatao Biotech as part of Kunshan microRNA Institute to bring our powerful microRNA-based diagnostic tests to patients in China. Participation in Kunshan RNAi & Biomed Park is an important step in establishing Rosetta’s miRview tests as powerful tools in diagnosing and classifying cancers in order to optimize treatment protocols,” stated Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics. “Expanding into these Asian markets is a key element of our globalization strategy and offers tremendous growth opportunities. ”

About miRview® Products
miRview® are a series of microRNA-based diagnostic products offered by Rosetta Genomics.  miRview® mets and miRview® mets² accurately identify the primary tumor site in metastatic cancer and CUP.  miRview® squamous accurately identifies the squamous subtype of non-small cell lung cancer, which carries an increased risk of severe or fatal internal bleeding and poor response to treatment for certain therapies.  miRview® meso diagnoses mesothelioma, a cancer connected to asbestos exposure.  miRview® lung accurately identifies the four main subtypes of lung cancer using small amounts of tumor cells.  miRview® tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment.  In the U.S. alone, Rosetta Genomics estimates that approximately 200,000 patients a year may benefit from the miRview® mets and miRview® mets² test, 60,000 from miRview® squamous, 60,000 from miRview® meso and more than 1 million patients worldwide from miRview lung.  The Company’s tests are offered directly by Rosetta Genomics in the U.S., and through distributors around the globe. For more information, please visit www.mirviewdx.com.   Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext. 309.

About microRNAs
microRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers.  The unique advantage of microRNAs as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block tissue and fine needle aspirate (FNA) cell blocks. It has been suggested that their small size (19 to 21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to degrade rapidly. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced.  To learn more about microRNAs, please visit www.rosettagenomics.com .

About Rosetta Genomics
Rosetta Genomics develops and commercializes a full range of microRNA-based molecular diagnostics.  Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. The Company’s miRview product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com.

Forward-Looking Statements
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the receipt of additional milestone payments and royalties, Avatao’s ability to build a laboratory and the expansion of Rosetta’s products into the Asian market , the potential of microRNAs to be diagnostic biomarkers or drug targets, the role of microRNAs in human physiology and disease, and the potential of microRNAs in the diagnosis and treatment of disease, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2010 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	LHA
Ken Berlin, President & CEO	Anne Marie Fields
(215) 382-9000 ext. 326	(212) 838-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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